Exhibit 99.2

Ayr Wellness Inc.

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

(EXPRESSED IN UNITED STATES DOLLARS)

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Nine Months Ended September 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of the operations of Ayr Wellness Inc. (“Ayr”, “the Company”, “we”, “our” or “us”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three and nine months ended September 30, 2023, and 2022. This discussion should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2023 and 2022 (the “interim financial statements”). Results are reported in United States dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The interim financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the financial information contained herein is derived from the interim financial statements. Further information about the Company and its operations can be obtained on ir.ayrwellness.com, www.sec.gov/edgar, and www.sedarplus.ca. The information contained on such websites is not a part of, nor is it incorporated by reference into, this MD&A.

The effective date of this MD&A is November 16, 2023.

Overview of the Company

Ayr Wellness Inc. is a United States (“U.S.”) multi-state cannabis business operating as a retailer and consumer packaged goods company. Founded in 2019 and headquartered in Miami, Florida, the Company is focused on delivering quality cannabis products and strong customer experience throughout its footprint. As of September 30, 2023, the Company employed approximately 2,200 personnel. The Company, through its subsidiaries and affiliates, holds, operates, and manages licenses and permits in the States of Florida, Massachusetts, Nevada, New Jersey, Ohio, Pennsylvania, Illinois, and Connecticut.

The Company owns and operates a chain of cannabis retail stores under brand names including AYR Cannabis Dispensary, and The Dispensary. Ayr owns stores under other names, primarily where stores acquired still retain their pre-acquisition branding, though the Company intends to unify its retail footprint under the AYR retail brand name over time. The revenue of Ayr’s retail stores derives primarily from the sale of cannabis products, with an immaterial portion of income resulting from the sale of other merchandise (such as cannabis accessories). As of September 30, 2023, Ayr operated 86 retail stores, located across Ayr’s portfolio.

The Company’s strategy is to vertically integrate through the consolidation of cultivating, producing, distributing, and dispensing cannabis brands and products at scale. The Company’s current portfolio of consumer-packaged goods brands includes Kynd, Haze, Levia, Road Tripper, Origyn Extracts, STiX Preroll Co., Secret Orchard, Lost in Translation, Wicked, CannaPunch and Entourage, among others. The Company distributes and markets its products to Ayr-owned retail stores and to third-party licensed retail cannabis stores throughout Ayr’s operating footprint.

The Company does not currently accept payments for products or services online.

On March 27, 2023, the Company closed the sale of Blue Camo, LLC (“Blue Camo”), which comprised the Company’s Arizona assets and included two licensed entities operating three Oasis-branded dispensaries in the greater Phoenix area, a cultivation and processing facility in Chandler, a cultivation facility in Phoenix, and the Company’s majority interest in Willcox OC, LLC, a joint venture developing an outdoor cultivation facility. Total consideration consisted of $20,000 in cash before working capital adjustments and the assumption of lease obligations eliminating approximately $15,000 in long-term lease liabilities. In a separate agreement, all debt outstanding and potential earn-out contingent consideration, related to the 2021 purchase of Blue Camo, was eliminated, reducing the Company’s long-term debt by $22,505 and potential earn-out contingent consideration to $nil. The Company has reflected the reclassification of assets and liabilities of these entities as held for sale on the balance sheet as of December 31, 2022 and the operations as discontinued operations on the statements of operations for all periods presented.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Nine Months Ended September 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

The loss on disposal of discontinued operations of approximately $181,191 is derived from the gross proceeds of $50,610, made up of $20,000 of cash consideration, a $6,939 working capital adjustment and the elimination of $23,670 of debt outstanding from the sale of Arizona, less the carrying value of Arizona of approximately $231,800. Final loss on the disposal is preliminary and subject to change based on the settlement of the final working capital adjustment which can extend past nine months after the closing date. Refer to “Note 4 – Discontinued Operations” of the Interim Financial Statements for further information.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this MD&A are forward-looking statements and contain forward-looking information within the meaning of applicable securities laws, including, but not limited to, those statements relating to the Company and its financial capacity and availability of capital and other statements that are not historical facts. These statements are based upon certain material factors, assumptions, and analyses that were applied in drawing a conclusion or making a forecast or projection, including experience of the Company, as applicable, and perception of historical trends, current conditions, and expected future developments, as well as other factors that are believed to be reasonable in the circumstances. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future, and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, and outlook of the Company. Forward-looking statements are often identified by the words “may”, “would”, “could”, “should”, “will”, “assume”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “expect”, “target”, “continue”, “forecast”, “design”, “goal” or negative versions thereof and other similar expressions.

By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections, or conclusions will not prove to be accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. A variety of material factors, many of which are beyond the parties’ control, could affect operations, business, financial condition, performance, and results of the parties that may be expressed or implied by such forward-looking statements and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to, the following:

•	the ability to complete the planned debt restructuring announced on November 1, 2023, and the dilution to shareholders arising therefrom;

•	laws and regulations and any amendments thereto applicable to our business and the impact thereof, including uncertainty regarding the application of U.S. state and federal law to U.S. cannabis products and the scope of any regulations by the U.S. Food and Drug Administration, the U.S. Drug Enforcement Administration, the U.S. Federal Trade Commission, the U.S. Patent and Trademark Office, the U.S. Department of Agriculture and any state equivalent regulatory agencies over U.S. cannabis products;

•	climate change impacting economic factors such as prices and supply chain disruption, as well as governmental response through laws or regulations regarding greenhouse gas emissions;

•	assumptions and expectations described in the Company’s critical accounting policies and estimates;

•	changes in GAAP or their interpretation and the adoption and impact of certain accounting pronouncements;

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Nine Months Ended September 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

•	the number of users of cannabis or the size of the regulated cannabis market in the U.S.;

•	risks related to litigation;

•	the potential time frame for the implementation of legislation to legalize and regulate medical or adult-use cannabis (and the consumer products derived from each of the foregoing) in the U.S., and the potential form the legislation and regulations will take;

•	the Company’s future financial and operating performance and anticipated profitability;

•	future performance, results and terms of strategic initiatives, strategic agreements, and supply agreements;

•	the market for the Company’s current and proposed products and services, as well as the Company’s ability to capture market share;

•	the benefits and applications of the Company’s products and services and expected sales thereof;

•	development of affiliated brands, product diversification and future corporate development;

•	anticipated investment in and results of research and development;

•	inventory and production capacity, including discussions of plans or potential for expansion of capacity at existing or new facilities;

•	future expenditures, strategic investments, and capital activities;

•	the competitive landscape in which the Company operates and the Company’s market expertise;

•	the Company’s ability to comply with its debt covenants;

•	the Company’s ability to secure further equity or debt financing, if required;

•	the Company’s ability to refinance its indebtedness and the terms of any such financing;

•	the risk of significant dilution from the issuances of equity or convertible debt securities;

•	the level of demand for cannabis products, including the Company’s product and third-party products sold by the Company;

•	the Company’s ability to mitigate risks relating to the cannabis industry, the larger economy such as inflation or fluctuations in interest rates, breaches of and unauthorized access to the Company’s systems and related cybersecurity risks, money laundering, litigation, and health pandemics;

•	the ability to gain appropriate regulatory approvals including for announced acquisitions in the timeframe anticipated;

•	the application for additional licenses and the grant of licenses or renewals of existing licenses that have been applied for;

•	the rollout of new dispensaries, including the number of planned dispensaries to be opened in the future and the timing and location in respect of the same, and related forecasts;

•	the Company’s ability to hit anticipated development targets of cultivation and production projects;

•	the ability to successfully integrate and maintain employees from recent acquisitions;

•	risks related to the Company’s cash flows from operations;

•	the ability to develop the Company’s brands and meet growth objectives;

•	risks related to limited market data and difficulty to forecast results;

•	the current concentrated voting control of the Company;

•	market volatility and the risks associated with selling of a substantial amount of our subordinate, restricted, and limited voting shares (“Equity Shares”);

•	the risk of natural hazards related to severe and extreme weather and climate events;

•	product liability claims related to the products the Company cultivates, produces, and sells;

•	the risk of significant pricing pressures which are often market specific and can be caused by an oversupply of cannabis in the market and may be transitory from period to period; and

•	other events or conditions that may occur in the future.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Nine Months Ended September 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

In making these statements, in addition to those described above and elsewhere herein, the parties have made assumptions with respect to expected cash provided by continuing operations, future capital expenditures, including the amount and nature thereof, trends and developments in the industry, business strategy and outlook, expansion and growth of business and operations, accounting policies, credit risks, anticipated acquisitions, opportunities available to or pursued by the parties, and other matters. In addition, the Company has assumed that the debt restructuring and transactions announced on November 1, 2023 will be completed.

Management’s Definition and Reconciliation of Non-GAAP Measures

Management reports certain non-GAAP measures that are used to evaluate the performance of such businesses and the performance of their respective states, as well as to manage their capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable GAAP measure.

The Company references non-GAAP measures, including cannabis industry metrics, in this document and elsewhere. These are provided as additional information to complement those GAAP measures by providing further understanding of the results of the operations of the Company from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Company’s financial information reported under GAAP. Non-GAAP measures used to analyze the performance of the Company include “Adjusted EBITDA” and “Adjusted Gross Profit”.

The Company believes that these non-GAAP financial measures may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to highlight trends in the Company’s core businesses that may not otherwise be apparent when solely relying on the GAAP measures.

Adjusted EBITDA

“Adjusted EBITDA” represents (loss) income from continuing operations, as reported under GAAP, before interest and tax, adjusted to exclude non-core costs, other non-cash items, including depreciation and amortization and further adjusted to remove non-cash stock-based compensation, impairment expense, the incremental costs to acquire cannabis inventory in a business combination, acquisition and transaction related costs, and start-up costs.

Adjusted Gross Profit

“Adjusted Gross Profit” represents gross profit, as reported, adjusted to exclude the incremental costs to acquire cannabis inventory in a business combination, interest, depreciation and amortization, start-up costs and other non-core costs.

Reconciliations are provided below.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Nine Months Ended September 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Forward-Looking Financial Projections or Targets

Given among other things the availability of more recent information, on November 1, 2023, the Company issued a news release advising that it had filed a management presentation on SEDAR+ and EDGAR, and that the presentation included forward-looking information for the years 2023 and 2024. Accordingly, the Company withdrew its prior guidance and replaced it with the more comprehensive projections that were included in the presentation (which were subject to the risks and assumptions contained therein). The presentation, that news release and those projections are not incorporated by reference in this management discussion and analysis.

The Company remains committed to further improving its financial health and positioning itself for sustainable, profitable growth across its footprint. Due to the modest sequential revenue decline in the third quarter, coupled with the temporary cultivation setback in Florida, the Company no longer anticipates growth for the second half of 2023 over first half levels. For 2023, the Company now expects revenue to be essentially flat in the fourth quarter compared to the third quarter, and to maintain an adjusted EBITDA margin of 25% in the fourth quarter.

Review of the Financial Results for the Three and Nine months ended September 30, 2023 and 2022

Adjusted EBITDA Reconciliation for the Three and Nine months ended September 30, 2023 and 2022

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	$	$	$	$
Loss from continuing operations (GAAP)	(1,451)	(19,462)	(27,669)	(64,194)

Incremental costs to acquire cannabis inventory in a business combination	-	486	-	6,217
Interest (within cost of goods sold "COGS")	776	1,694	2,290	2,898
Depreciation and amortization (from statement of cash flows)	22,019	19,549	68,812	55,077
Acquisition and transaction costs	(1,182)	965	3,460	5,133
Stock-based compensation, non-cash	3,410	9,359	13,417	29,447
Start-up costs[1]	2,909	2,930	8,871	10,037
(Gain) loss on sale of assets	22	1,810	66	(190)
Other[2]	1,924	1,337	14,961	6,802
	29,878	38,130	111,877	115,421

Adjusted EBITDA from continuing operations (non-GAAP)	28,427	18,668	84,208	51,227

Notes:

1 Includes costs to prepare a location for its intended use, including facilities not yet operating at scale. Start-up costs are expensed as incurred and are not indicative of ongoing operations.

2 Other non-core costs including non-operating adjustments, severance costs and non-cash inventory write-downs.

Adjusted Gross Profit Reconciliation for the Three and Nine months ended September 30, 2023 and 2022

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	$	$	$	$
Gross profit (GAAP)	48,131	45,583	153,060	121,955

Incremental costs to acquire cannabis inventory in a business combination	-	486	-	6,217
Interest (within COGS)	776	1,694	2,290	2,898
Depreciation and amortization (within COGS)	10,109	7,873	29,422	21,286
Start-up costs (within COGS)	1,295	1,020	4,305	3,772
Other (within COGS)	196	830	5,773	4,883

Adjusted Gross Profit from continuing operations (non-GAAP)	60,507	57,486	194,850	161,011

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Nine Months Ended September 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Revenues, net of Discounts

Revenues, net of discounts for the three months ended September 30, 2023 and 2022 were $114,392 and $108,739, respectively, increasing $5,653 or 5.2%. Retail revenues grew by $5,874, or approximately 6.1%, which was driven by $6,720 from new store openings and acquisitions bringing our total retail store footprint to 86, offset by a 1.0% decline from same store sales. Wholesale revenues decreased by $221, or approximately 1.8%, primarily driven by price compression experienced across all markets since September 30, 2022.

Revenues, net of discounts for the nine months ended September 30, 2023 and 2022 were $348,795 and $307,156, respectively, increasing $41,639 or 13.6%. Retail revenues grew by $45,220, or approximately 17.1%, which was driven by $30,258 from new store openings and acquisitions as well as $14,962 or approximately 6.0% growth from same store sales. Wholesale revenues decreased by $3,581, or approximately 8.5%, primarily driven by price compression experienced across all markets since September 30, 2022. This decrease was partially offset by our New Jersey wholesale business coming online in the third quarter of 2022 and our new Parma facility coming online in Ohio during the second quarter of 2023.

Disaggregation of Revenue

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	$	$	$	$
Retail revenue	102,162	96,288	310,097	264,877
Wholesale revenue	12,230	12,451	38,698	42,279
Total revenue, net	114,392	108,739	348,795	307,156

Gross Profit

Gross profit for the three months ended September 30, 2023 and 2022 was $48,131 and $45,583, respectively, an increase of $2,548 or 5.6%. Gross profit percentage for the three months ended September 30, 2023 and 2022 was 42.1% and 41.9%, respectively. Adjusted Gross Profit (non-GAAP) percentage for the three months ended September 30, 2023, and 2022 was 52.9%.

Gross profit for the nine months ended September 30, 2023 and 2022 was $153,060 and $121,955, respectively, an increase of $31,105 or 25.5%. Gross profit percentage for the nine months ended September 30, 2023 and 2022 was 43.9% and 39.7%, respectively. Adjusted Gross Profit (non-GAAP) percentage for the nine months ended September 30, 2023, and 2022 was 55.9% and 52.4%, respectively.

The increase in Gross Profit and Adjusted Gross Profit (non-GAAP) was directly attributable to the revenue increase as described above and an increase in internal sourcing of retail sales from approximately 56% for the quarter ended September 30, 2022 to approximately 70% for the quarter ended September 30, 2023. This increase was offset partially by price compression experienced across all markets.

Total Operating Expenses

Total operating expenses for the three months ended September 30, 2023 and 2022 were $49,582 and $65,045, respectively, decreasing $15,463 or 23.8%. Total operating expenses as a percent of revenue during the three months ended September 30, 2023 and 2022 were 43.3% and 59.8%, respectively. The decrease in total operating expenses was attributable to lower stock compensation and payroll expenses.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Nine Months Ended September 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Total operating expenses for the nine months ended September 30, 2023 and 2022 were $180,729 and $186,149, respectively, decreasing $5,421 or 2.9%. Total operating expenses as a percent of revenue during the nine months ended September 30, 2023 and 2022 were 51.8% and 60.6%, respectively. The decrease in total operating expenses was attributable to lower stock compensation and marketing expenses. This decrease was offset by an increase to depreciation and amortization.

Total Other Income (Expense)

Total other income (expense) for the three months ended September 30, 2023 and 2022 was $(4,276) and $(5,588), respectively, decreasing $(1,312) or 23.5%. The decrease for the three-month period was primarily driven by the $5,238 Employee Retention Credit (“ERC”) refund, see further details below. This decrease was offset by a $3,501 increase in interest expense and $1,658 change in the fair value relating to contingent consideration.

Total other income (expense) for the nine months ended September 30, 2023 and 2022 was $2,422 and $13,012, respectively, decreasing $(10,590) or 81.4%. The decrease for the nine-month period was primarily driven by the $9,707 change in the fair value relating to contingent consideration and an $8,343 increase in interest expense. This decrease was offset by the $5,238 ERC refund, see further details below.

Income Tax

Income tax expense is recognized based on the expected tax payable on the taxable income for the period and the deferred tax, using tax rates enacted at year-end. The deferred tax benefit is mainly driven by changes in the amortization of intangibles.

As the Company operates in the cannabis industry, it is subject to the limitations of the United States Internal Revenue Code Section 280E under which the Company is only allowed to deduct expenses directly related to cost of goods sold. Therefore, Ayr can have income tax even when it records a net loss.

The Company’s quarterly tax provision is calculated under the discrete method which treats the interim period as if it were the annual period and determines the income tax expense or benefit on that basis. The discrete method is applied when application of the estimated annual effective tax rate is impractical because it is not possible to reliably estimate the annual effective tax rate. The Company believes, at this time, the use of this discrete method is more appropriate than the annual effective tax rate method due to the high degree of uncertainty in estimating annual pre-tax income due to the early growth stage of the business.

Total income tax expense for the three months ended September 30, 2023 and 2022 was $13,543 and $9,626, respectively. Total income tax expense for the nine months ended September 30, 2023 and 2022 was $37,608 and $28,177, respectively.

Net loss attributable to Ayr Wellness Inc. from continuing operations

Net loss from continuing operations for the three months ended September 30, 2023 and 2022 was $19,270 and $34,676, respectively. The decrease was primarily driven by the factors described above.

Net loss from continuing operations for the nine months ended September 30, 2023 and 2022 was $62,855 and $79,359, respectively. The decrease was primarily driven by the factors described above.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Nine Months Ended September 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Liquidity and Capital Resources as of September 30, 2023

Selected Liquidity and Capital Resource Information

	September 30, 2023	December 31, 2022
	$	$
Cash	72,843	76,827
Total current assets	204,322	453,702
Total assets	1,484,115	1,767,770
Total current liabilities	233,093	268,805
Total liabilities	885,569	932,446
Total shareholders' equity	598,546	835,324

As reflected in the interim financial statements, the Company has a negative working capital of $28,771 as of September 30, 2023 and has incurred net losses from continuing operations for the three and nine month periods ended September 30, 2023. The Company’s approach to managing liquidity risk is to seek to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s short-term liquidity requirements consist primarily of funds necessary to maintain operations, repay borrowings and other general business needs. The Company plans to use existing funds, as well as funds from the future sale of products, to fund short-term working capital needs for at least the next 12 months.

In addition, the Company continues to take action designed to improve the Company’s operations and cash position, including but not limited to: (i) targeting continued growth of sales from our consolidated operations; (ii) continued cost-savings and efficiency optimization efforts; (iii) utilizing the future proceeds from an employee retention credit of approximately $12,354; (iv) addressing our debt maturity profile, including the announcement of the Company’s entry into a Transaction Support Agreement (the “Support Agreement”) with the holders of approximately 76% (collectively, the “Majority Noteholders”) of the aggregate outstanding principal amount of the Company’s 12.5% senior notes due December 2024 (the “Senior Secured Notes”) to extend the maturity date for an additional two years via a debt exchange and previously-announced contingent deferral of certain current debts payable; (v) latitude as to the timing and amount of certain expenses as well as capital expenditures; and (vi) seeking to take advantage of future potential financing (equity and/or debt) opportunities, including additional expected cash proceeds of $40,000 related to the issuance of new debt securities in the transaction subject to the Support Agreement, (refer to Capital Management section for additional information). The deferrals related to the Support Agreement and contingent deferral of certain current debts payable as well as the $40,000 of cash proceeds will generally not be reflected in the balance sheet until the transaction is closed. Upon the effective date of the contingent deferrals, working capital as of September 30, 2023 increases from negative $28,771 to a positive $7,229, before considering the $40,000 of new capital. Management cannot provide any assurances that the Company will be successful in accomplishing its business plans or that the transactions outlined in the Support Agreement will close, in which case, the Company may be forced to take other steps, including decelerating its growth or curtailing certain of its operations pending obtaining additional capital.

Summary of Future Commitments

(In thousands)
Year	Operating leases	Finance leases	Debt	Construction finance	Total
2023	$6,968	$3,303	$4,429	$-	$14,700
2024	27,815	11,967	300,255	-	340,037
2025	27,372	6,257	28,610	-	62,239
2026	26,600	4,221	28,760	-	59,581
2027	25,190	3,141	9,597	-	37,928
Thereafter:	214,778	8,708	65,947	37,945	327,378
Total commitments	$328,723	$37,597	$437,598	$37,945	$841,863

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Nine Months Ended September 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Employee Retention Credit

The ERC, as originally enacted through the U.S. Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) on March 27, 2020, is a refundable credit against certain employment taxes equal to 50% of the qualified wages an eligible employer paid to employees from March 17, 2020 to December 31, 2020. The U.S. Disaster Tax Relief Act, enacted on December 27, 2020, extended the employee retention credit for qualified wages paid from January 1, 2021 to June 30, 2021, and the credit was increased to 70% of qualified wages an eligible employer paid to employees during the extended period. The American Rescue Plan Act of 2021, enacted on March 11, 2021, further extended the employee retention credit through December 31, 2021. The general statute of limitations for employment tax audits is three years, but the Internal Revenue Service's (“IRS”) ERC guidance has an extended five-year statute.

The Company experienced full or partial suspension of the business during the period covered by the ERC due to government orders limiting commerce, travel, or group meeting due to COVID-19. In 2023, the Company filed for an ERC claim for the period beginning January 1 to June 30, 2021 in the amount of approximately $12,354. During the three months ended September 30, 2023, the Company received notices from the IRS for a total ERC refund of $5,238 and recorded a receivable included as part of prepaid expenses, deposits, and other current assets in the balance sheet and other income on the statement of operations. In accordance with ASC 958-605, the Company determined that the condition to record a receivable is met when the IRS confirms the claim is valid or the cash is received. Absent of any confirmation, there remains uncertainty as to whether the amounts will be received. Due to the degree of uncertainty regarding the implementation of the CARES Act and other stimulus legislation and the nature of our business, although the Company expects to receive the remaining ERC, the Company determined that the remaining claim did not yet meet the criteria to record as a receivable as of September 30, 2023.

Selected Cash Flow Information

	Nine Months Ended
	September 30, 2023	September 30, 2022
	$	$
Cash provided by (used in) continuing operations	22,925	(31,095)
Cash provided by (used in) operating activities	25,105	(34,703)
Cash used in investing activities from continuing operations	(33,936)	(61,454)
Cash used in investing activities	(15,056)	(58,309)
Cash provided by (used in) financing activities by continuing operations	(17,722)	39,825
Cash provided by (used in) financing activities	(17,846)	39,432
Net decrease in cash	(7,797)	(53,580)
Cash, beginning of period	76,827	154,342
Cash included in assets held-for-sale	3,813	-
Cash, end of period	72,843	100,762

Operating Activities

Cash provided by (used in) operating activities from continuing operations during the nine months ended September 30, 2023 and 2022 was $22,925 and $(31,095), respectively, an increase in cash provided by operating activities of $54,020. The increase was driven by a decrease in loss from operations of $36,525 related to operational improvements and an increase in income tax payable of $27,563.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Nine Months Ended September 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Investing Activities

Cash used in investing activities from continuing operations during the nine months ended September 30, 2023, and 2022 was $(33,936) and $(61,454), respectively, a decrease in cash used in investing activities of $27,519. The decrease is primarily due to a decrease in purchases of property, plant, and equipment of $34,505, a decrease in cash used for business combinations of $10,181, a decrease in advances to related entities of $7,005, and a decrease in capitalized interest of $3,278. This was partially offset by a decrease in proceeds from the sale of assets of $31,433.

Financing Activities

Cash provided by (used in) financing activities from continuing operations during the nine months ended September 30, 2023, and 2022 was $(17,722) and $39,825, respectively, an increase in cash used in financing activities of $57,547. The increase is primarily due to an increase in repayments of debt of $40,841 and a decrease from the proceeds of notes payable and financing transactions of $29,782. This increase was partially offset by a decrease in repurchases of Equity Shares of $8,430 and a decrease in tax withholding on stock-based compensation of $4,378.

Capital Management

The Company’s short-term liquidity requirements consist primarily of funds necessary to maintain our operations, repay borrowings and other general business needs. The Company plans to use existing funds, as well as funds from the future sale of products, to fund short-term working capital needs for at least the next 12 months. If these sources of liquidity need to be augmented, additional cash requirements would likely be financed through additional capital raises. The Company has raised capital through the issuance of debt, or equity, to meet its needs and take advantage of perceived opportunities, however, there can be no assurance that the Company will be able to continue raising capital in this manner. In addition, further issuances of equity, convertible debt securities, or warrants could result in significant dilution to existing Equity Shares, and any new equity securities issued could have rights, preferences, or privileges superior to the existing Equity Shares. The Company’s long-term liquidity requirements will be affected by its ability to generate positive cash flow from operations and the ability to refinance existing debt on acceptable terms and/or raise equity.

In October 2022, the Company engaged Moelis & Company LLC as its financial advisor to explore an extension to its upcoming debt maturities. During the period ended September 30, 2023, the Company reached contingent agreements to defer certain principal or amortization payments for two years on an aggregate principal amount of approximately $69,000 of debt obligations, including contingent agreements with holders of approximately $60,500 aggregate principal amount of vendor take-back promissory notes (“vendor notes”), representing 67.4% of the outstanding principal amount of all vendor notes maturing before 2027. The Company has also reached contingent agreements to defer the maturities of $4,500 of other promissory notes, as well as a $4,000 amortization payment due in December 2023. In connection with the above vendor note and promissory note amendments, the Company has agreed to interest rate adjustments that will result in a blended interest rate increase of approximately 0.5% across the $69,000 aggregate principal amount of debt. The Company also agreed to pay amendment fees with respect to certain of the above amendments to certain vendor notes aggregating $400 that will be capitalized to the principal amount of such vendor notes. The effectiveness of the maturity and amortization deferrals referenced above is contingent on an amendment to the Company’s Senior Secured Notes to extend the maturity date of the Senior Secured Notes to December 10, 2026 or a later date (or an exchange of the Senior Secured Notes for a new series of notes with a maturity date of December 10, 2026 or a later date). The Senior Secured Notes represent two private placement offerings to a syndicate of institutional investors. The first offering closed on December 10, 2020, for a principal amount of $110,000 and an additional issuance of notes closed on November 12, 2021, for a principal amount of $133,250. In the aggregate, the Senior Secured Notes represent a total of $243,250 and are secured by all assets of the Company and certain of its subsidiaries. As of September 30, 2023, the Company and its subsidiaries had approximately $118,643 of indebtedness in respect of the vendor notes, of which approximately $79,209 were subject to subordination agreements in favor of the Senior Secured Notes. The balance of the vendor notes are, subject to any obligations of the vendor noteholders to subordinate, structurally senior to the Senior Secured Notes in respect of certain assets of the Company and its subsidiaries. Subsequent to September 30, 2023, the Company entered into a Support Agreement with the Majority Noteholders of the Senior Secured Notes to extend the maturity date by two years, see below for further details. In accordance with ASC Subtopic 470-10, “Other Presentation Matters” (“ASC Subtopic 470-10”), the Company met the criteria to classify the short-term obligations of $27,733 for debt contingent on the execution of the Support Agreement as a noncurrent liability on the balance sheet as of September 30, 2023 by demonstrating the intent and ability to extend the short-term obligation prior to the financial statement issuance date. For the remaining agreements, contingent on the closing of the Transactions (as defined below), the Company did not retrospectively reflect the amendments in the financial statements.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Nine Months Ended September 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

During 2023, the Company also reached an agreement with Elk Spring Partners, LLC (together with the other selling securityholders under the membership interest purchase agreement (the “MIPA”) dated as of March 26, 2021, (the “NJ Counterparties”) to amend the earn-out payment terms under the MIPA, as amended, relating to the Company’s acquisition of New Jersey-based GSD. The earn-out formula and payment terms under the MIPA were amended as follows:

•	The first $10,000 portion of the earn-out will continue to be payable in cash, payment was made to the NJ Counterparties on or prior to May 19, 2023.
•	The next $14,000 portion of the earn-out, which was to be satisfied by issuing 12.5% promissory notes due September 2024 with interest and principal payments, was instead satisfied by issuing 13.5% promissory notes due December 2026 with monthly interest-only payments until May 2024 (with 1% monthly amortization thereafter). The promissory notes were issued on May 19, 2023.
•	The remaining portion of the earn-out, with a potential maximum amount of $72,750 based on sales of GSD, which was to be satisfied by issuing subordinate voting shares (“SVS”) based on a 15% discount to the then market price of the SVS, was instead satisfied by (i) issuing an aggregate of approximately 3,797 Exchangeable Shares of CSAC Acquisition NJ Corp. that are exchangeable for Equity Shares at any time or from time to time at the discretion of the holder, at a price equal to $0.79 per share on May 19, 2023; and (ii) a cash payment to the NJ Counterparties of approximately $10,213 to be made at a future time based on circumstances related to negotiations with other debtholders.

In addition, during 2023, the Company reached an agreement with Green Partners Investor LLC and the other selling securityholders (together, the “Sira Counterparties”) to amend the payment terms under the equity exchange agreement dated as of May 24, 2019, as amended, relating to the Company’s Massachusetts-based acquisition of Sira (the “EEA”). The payment terms under the EEA, which were expected to result in a cash payment of $27,500 on or before May 1, 2024, were amended to be paid on the later of (i) the date that is ten calendar days following the maturity date of AYR’s Senior Secured Notes (as such date may be amended or extended), or (ii) May 1, 2026, but in no event later than December 10, 2026).

On July 7, 2023, the Company entered into a loan agreement to refinance and upsize an existing mortgage which was due to mature in May 2024. The loan agreement included total proceeds of $40,000, with an interest rate of 5-year Federal Home Loan Bank Rate plus 4%, which implies a current rate of 8.27% with interest-only payments for the first 18 months. The note extends the maturity of the existing mortgage to 10 years. Proceeds from the loan were used to pay down the Company’s existing mortgage of $25,219.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Nine Months Ended September 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

On October 31, 2023, the Company entered into a Support Agreement with the Majority Noteholders, pursuant to which the Majority Noteholders have agreed to support a transaction under which: (i) all of the Senior Secured Notes would be exchanged for an equivalent principal amount of new 13% senior secured notes due December 10, 2026 (the “13% Senior Notes” and such exchange, the “Exchange Transaction”); (ii) the Majority Noteholders will be offered the opportunity to participate in the issuance of additional 13% Senior Notes in an aggregate principal amount of $50,000 (the “New Money Notes”) (subject to 20% original issue discount) concurrent with the completion of the Exchange Transaction; (iii) the offering of the New Money Notes will be backstopped by one of the Majority Noteholders, in exchange for a backstop premium payable on closing in the form of subordinated, restricted or limited voting shares in the Company representing in the aggregate 5.1% of the outstanding shares on a fully-diluted and proforma basis (or non-voting shares in one of the Company’s subsidiaries representing the equivalent value to 5.1% of the outstanding shares of the Company on a fully-diluted and pro forma basis) (the “Backstop Premium”); and (iv) recipients of 13% Senior Notes will also concurrently receive subordinated, restricted and limited voting shares (the “New Shares”) representing in the aggregate 24.9% of the issued and outstanding shares of the Company on a fully-diluted and pro-forma basis (or 20.8% of the outstanding shares assuming the exercise of the Anti-Dilutive Warrants (collectively, the “Transactions”). In addition, new warrants (the “Anti-Dilutive Warrants”) would be issued at closing to all then-existing shareholders (excluding recipients of the New Shares and the Backstop Premium) and would be exercisable for shares at a price of $2.12 per share for two years following closing. Anti-Dilutive Warrants will only be exercisable by non-U.S. Persons and Accredited Investors in the U.S., as such terms are defined under U.S. securities laws. The warrants will represent the right to acquire 16.5% of the fully diluted outstanding shares on a pro forma basis (assuming the exercise in full). The Transactions will also be subject to approval by the Ontario court pursuant to a plan of arrangement commenced under the Canada Business Corporations Act. The Transactions will be subject to customary terms and conditions, including approval by the requisite majority of holders of Senior Secured Notes and the receipt of required approvals from applicable state cannabis regulators. In accordance with ASC 470, since the Transactions have not closed, the Company determined that it did not meet the criteria to classify the existing loan as a noncurrent liability on the balance sheet as of September 30, 2023.

On October 31, 2023, the Company entered into an agreement with LivFree Wellness, LLC (“LivFree”) to amend certain terms of the promissory note dated May 24, 2019 (the “LivFree Note”) executed in connection with the Company’s acquisition of LivFree. The amendments to the LivFree Note will provide, among other things, a principal payment of $3,000 upon closing of the Transactions (as defined in the paragraph above) and a deferral of the maturity of the remaining $17,000 of principal and $5,227 of accrued payment-in-kind interest for a period of two years to May 24, 2026. In addition, upon closing of the Transactions, the interest on the LivFree Note converts from payment-in-kind to monthly cash interest payments and the interest rate increases from 6.0% to 10.0%.

Share Capital

As of September 30, 2023 and December 31, 2022, the Company had share capital of $1,367,532 and $1,349,713, respectively, consisting of additional paid-in capital.

Number of Outstanding Shares

Issued and Outstanding	September 30, 2023	December 31, 2022
Multiple Voting Shares	3,696	3,696
Subordinate Voting Shares	7,036	6,512
Restricted Voting Shares	3,340	2,816
Limited Voting Shares	53,506	51,581
Exchangeable Shares	9,665	6,044
Treasury Stock	(645)	(645)

Total number of shares	76,598	70,004

As of September 30, 2023, the Company had 2,874 Equity Shares issuable upon the exercise of warrants of the Company (“Warrants”), 5,039 restricted Exchangeable Share units, of which 1,300 are market and performance based, and 159 Equity Shares issuable upon the exercise of options. As of December 31, 2022, the Company had 2,874 Equity Shares issuable upon the exercise of Warrants, 6,628 restricted Exchangeable Share units, of which 1,300 are market and performance based, and 165 Equity Shares issuable upon the exercise of options.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Nine Months Ended September 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements, with the exception of the commitments referenced in Note 15 in the interim financial statements, that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company (including, without limitation, such considerations as liquidity and capital resources) that have not previously been discussed.

Subsequent Events

See Note 18 in the interim financial statements for the Company’s disclosures on subsequent events.

Related Party Transactions

See Note 10 in the interim financial statements for the Company’s disclosures on related party transactions.

Significant Accounting Judgments and Estimates

See Note 3.3 in the interim financial statements for the Company’s accounting policies regarding Significant Accounting Judgments and Estimates.

Recent Accounting Pronouncements

See Note 3.6 in the interim financial statements for the Company’s action on recent accounting pronouncements.

Risk Factors

Please refer to the Company’s preliminary prospectus dated July 6, 2023 and subsequent amendments, the Company’s management information circular dated June 3, 2023, and the Annual Information Form dated March 9, 2023, for information on the risk factors to which the Company is subject. In addition, see “Cautionary Note Regarding Forward-Looking Statements” above.

Financial Instruments, Financial Risk Management and Other Instruments

The Company does not utilize financial instruments such as derivatives to manage financial risks. See Note 16 in the interim financial statements for the Company’s financial instruments, financial risks factors, and other instruments.

The Company is exposed to interest rate risk. The Company’s management oversees the management of these risks. The Company’s management is supported by the members that advises on financial risks and the appropriate financial risk governance framework for the Company. The Company’s financial risk activities are governed by appropriate policies and procedures and financial risks are identified, measured, and managed in accordance with Company policies and risk appetite.